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                                HEALTHSPORT, INC.
                          7633 E 63rd Place, Suite 220
                              Tulsa, Oklahoma 74133


February 28, 2008

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         Re:      Healthsport, Inc.
                  Request for Withdrawal of Registration Statement on From SB-2 (File No. 333-143435) Filed on June 1, 2007

Dear Mr. Riedler:

Healthsport, Inc. (the "Company") hereby request that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-143435), filed with the Commission on June 1, 2007 (together with all exhibits, the "Registration Statement"), pursuant to Rule 477 under the Securities Act of 1933, as amended.

No securities were sold in connection with any offering contemplated by the Registration Statement.

The Registration Statement has not been declared effective by the Commission.

The intent of the Registration Statement was to register up to 22,249,952 shares of the Company's common stock owned by certain selling shareholders ("Selling Shareholders"). The Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at the present time. Accordingly, the Company has filed this request for withdrawal of its Registration Statement on Form SB-2.

                                      Sincerely,

                                      HEALTHSPORT, INC.


                                      /s/ M.E. Durschlag
                                      -----------------------------------
                                      M.E. Durschlag
                                      Chief Executive Officer